 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For March 31, 2011

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road
Weifang Shandong
People’s Republic of China, Postal Code: 261061

 (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐     No ☐

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the future financial performance of Fuwei Films (Holdings) Co., Ltd. (the “Company”). The Company has attempted to identify forward-looking statements by terminology, including, but not limited to, “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predicts”, “should” or “will” or the negative of these terms or other comparable terminology.

The forward-looking statements included in this Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future results, operations, levels of activity, performance or achievements. Actual results of the Company’s results, operations, levels of activity, performance or achievements may differ materially from information contained in the forward-looking statements as a result of risk factors.  They include, among other things, fluctuations of RMB exchange rate, competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China; changes in the international market; the increase of the price of energy (mainly power) and the sometimes inadequate energy supply in the area where our wholly owned subsidiary, Fuwei Films (Shandong) Co., Ltd. ( “Shandong Fuwei”) is located, which may result in the increase of production cost, decrease of sales, and negatively influence the Company’s financial performance; uncertainty of various kinds of international barriers; uncertainty as to future profitability and its ability to obtain adequate financing for its planned capital expenditure requirements; uncertainty as to the Company’s ability to successfully obtain additional financing and  the operation of the third BOPET production line; uncertainty as to the Company’s ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; instability of power and energy supply; risks associated with possible defects and errors in its products; uncertainty as to its ability to protect and enforce its intellectual property rights; uncertainty as to its ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in light of the volatility in the prices of petroleum products and our raw materials in recent years and the uncertainty regarding the future operation of the Company in connection with the transfer of the entire ownership of the Company’s controlling shareholders in several intermediate holding companies to the Weifang State-owned Assets Operation Administration Company and the potential impact which may eventually result in the Company's delisting from Nasdaq Global Market. The Company’s expectations are as of the date of filing of this Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date this Form 6-K is filed to confirm these statements to actual results, unless required by law.

On May 10, 2011, the Company announced its unaudited consolidated financial results for the three-month period ended March 31, 2011.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2011 AND DECEMBER 31, 2010
(amounts in thousands except share and per share value)
(Unaudited)
		March 31, 2011		December 31, 2010
	Notes	RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents		181,852	27,721	171,227
Restricted cash		333	51	1,314
Accounts and bills receivable, net	3	33,363	5,086	25,482
Inventories	4	52,056	7,935	52,577
Advance to suppliers		12,450	1,898	10,974
Prepayments and other receivables		584	20	994
Deferred tax assets - current		1,594	243	1,344
Total current assets		282,233	42,954	263,912

Plant, properties and equipment, net	5	277,708	42,333	284,891
Construction in progress	6	175,669	26,778	197,193
Lease prepayments, net	7	20,440	3,185	20,570
Advanced to suppliers - long term		5,391	822	2,787
Goodwill		10,276	1,566	10,276
Long-term deposit	8	16,760	2,555	16,760
Deferred tax assets - non current		1,728	263	1,763

Total assets		790,204	120,455	798,152

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	9	155,000	23,628	142,000
Accounts payables		15,194	2,316	14,296
Advance from customers		19,270	2,937	37,291
Accrued expenses and other payables		13,538	2,064	20,993
Deferred tax liabilities		1,819	277	1,822
		204,821	31,222	216,402
Long-term loan	9	10,000	1,524	30,000

Total liabilities		214,821	32,746	246,402

Commitments and contingencies	13

Equity
Shareholders’ equity
Registered capital (of US$0.129752 par value; 20,000,000 shares authorized; 13,062,500 issued and outstanding)		13,323	2,031	13,323
Additional paid-in capital		311,907	47,546	311,907
Statutory reserve		35,195	5,365	35,195
Retained earnings		214,577	32,709	190,933
Cumulative translation adjustment		1,179	180	1,186
Total shareholders’ equity		576,181	87,831	552,544
Non-controlling interest		(798)	(122)	(794)
Total equity		575,383	87,709	551,750
Total liabilities and equity		790,204	120,455	798,152
 The accompanying notes are an integral part of these unaudited condensed consolidated statements.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2011 AND 2010
(amounts in thousands except share and per share value)
(Unaudited)
		The Period End March 31,
		2011		2010
	Notes	RMB	US$	RMB

Net sales		174,154	26,547	88,455
Cost of sales		(129,018)	(19,667)	(75,689)

Gross profit		45,136	6,880	12,767

Operating expenses
Selling expenses		4,095	624	3,396
Administrative expenses		11,636	1,774	7,529
Total operating expenses		15,730	2,398	10,925

Operating income		29,405	4,482	1,842

Other income (expense)
- Interest income		551	84	14
- Interest expense		(2,299)	(350)	(1,618)
- Others income (expense), net		(104)	(16)	44

Total other income (expense)		(1,852)	(282)	(1,559)

Income before income tax		27,553	4,200	283

Income tax	10	3,913	596	19

Net income		23,640	3,604	264

Net loss attributable to non-controlling interests		(4)	(1)	(36)
Net income attributable to the Company		23,644	3,605	300

Other comprehensive loss
- Foreign currency translation adjustments		(7)	(1)	(14)

Comprehensive income (loss) attributable to non-controlling interest		2	-	(36)
Comprehensive income attributable to the Company		23,632	3,603	286

Earnings per share, Basic and diluted	11	1.81	0.28	0.02

Weighted average number ordinary shares, Basic and diluted		13,062,500	13,062,500	13,062,500
 The accompanying notes are an integral part of these unaudited condensed consolidated statements.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE -MONTH PERIOD ENDED MARCH 31, 2011 AND 2010
(amounts in thousands except share and per share value)
(Unaudited)
	Period Ended March 31, 2011		Period Ended March 31, 2010
	RMB	US$	RMB
Cash flow from operating activities
Net income including non-controlling interest	23,640	3,604	264
Adjustments to reconcile net income to net cash provided by/(used in) operating activities
- Depreciation of property, plant and equipment	8,917	1,359	9,707
- Amortization of intangible assets	113	17	113
- Deferred income taxes	(218)	(33)	19
- Bad debt expense	22	3	356
- Accounts receivable	(7,902)	(1,205)	(5,693)
- Inventories	521	79	(1,954)
- Advance to suppliers	(1,475)	(225)	262
- Prepaid expenses and other current assets	409	62	23
- Accounts payable	897	137	(130)
- Accrued expenses and other payables	(6,130)	(934)	(419)
- Advance from customers	(18,021)	(2,747)	3,075
- Tax payable	(1,254)	(191)	978

Net cash provided by/(used in) operating activities	(481)	(73)	6,599

Cash flow from investing activities
Purchases of property, plant and equipment	(1,717)	(262)	(1,469)
Restricted cash related to trade finance	977	149	2,650
Advanced to suppliers - non current	(2,604)	(397)	326
(Additional)/Return of equipment in Construction in progress	21,524	3,281	(663)

Net cash provided by investing activities	18,180	2,771	844

Cash flow from financing activities
Principal payments of short-term bank loans	(7,000)	(1,067)	(10,000)
Proceeds from short-term bank loans	-	-	10,000

Net cash used in financing activities	(7,000)	(1,067)	-

Effect of foreign exchange rate changes	(72)	193	18

Net increase in cash and cash equivalent	10,627	1,824	7,461

Cash and cash equivalent
At beginning of period	171,227	25,897	26,804
At end of period	181,852	27,721	34,265

SUPPLEMENTARY DISCLOSURE:
Interest paid	2,299	350	2,045
Income tax paid	4,723	720	-
The accompanying notes are an integral part of these unaudited condensed consolidated statements.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(unaudited)

NOTE 1 – BACKGROUND

Fuwei Films (Holdings) Co., Ltd. and its subsidiaries (the “Company”) are principally engaged in the production and distribution of BOPET film, a high quality plastic film widely used in packaging, imaging, electronics, electrical and magnetic products in the People’s Republic of China (the “PRC”). The Company is a holding company incorporated in the Cayman Islands, established on August 9, 2004 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company was established for the purpose of acquiring shares in Fuwei (BVI) Co., Ltd. (“Fuwei (BVI)”), an intermediate holding company established for the purpose of acquiring all of the ownership interest in Fuwei Films (Shandong) Co., Ltd. (“Shandong Fuwei”).

On August 20, 2004, the Company was allotted and issued one ordinary share of US$1.00 in Fuwei (BVI) (being the entire issued share capital of Fuwei (BVI)), thereby establishing Fuwei (BVI) as the intermediate investment holding company of the Company.

On April 23, 2009, Fuwei Films USA, LLC was set up and co-invested by Fuwei Films (Holdings) Co., Ltd. and Newell Finance Management Co., Ltd. Fuwei Films USA, LLC has a registered capital of US$10 and total investment amount of US$100. Fuwei Films (Holdings) Co., Ltd. and Newell Finance Management Co., Ltd. own 60% and 40% of the total shares of Fuwei Films USA, LLC, respectively.

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited consolidated financial statements have been prepared by the Company, pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) as applicable to smaller reporting companies, and generally accepted accounting principles for interim financial reporting. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly present the operating results for the respective periods. Certain information and footnote disclosures normally presented in annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been omitted pursuant to such rules and regulations. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes included in the Company’s Annual Report on Form 20-F. The results of the three-month period ended March 31, 2011 are not necessarily indicative of the results to be expected for the full year ended December 31, 2011.

Principles of Consolidation

The condensed consolidated financial statements include the financial statements of the Company and its three subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(unaudited)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates and assumptions, including those related to the recoverability of the carrying amount and the estimated useful lives of long-lived assets, valuation allowances for accounts receivable and realizable values for inventories. Changes in facts and circumstances may result in revised estimates.

Foreign Currency Transactions

The Company’s reporting currency is the Renminbi (“RMB”).

Fuwei Films (Holdings) Co., Ltd. and Fuwei (BVI) operate in Hong Kong as investment holding companies and their financial records are maintained in Hong Kong dollars, being the functional currency of these two entities. Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and income, expenses, and cash flow items are translated using the average rate for the period. The translation adjustments are recorded in accumulated other comprehensive income in the statements of shareholders’ equity and comprehensive income.

Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are recorded in the statements of income.

RMB is not fully convertible into foreign currencies. All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign currency. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC which are determined largely by supply and demand.

Exchange Rate Information

Foreign Currency - The Company’s principal country of operations is in the People’s Republic of China. The financial position and results of operations of the Company are determined using the local currency  (“Renminbi”) as the functional currency. The results of operations denominated in foreign currency are translated at the average rate of exchange during the reporting period.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(unaudited)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Unless otherwise noted, all translations from Renminbi to U.S. dollars in reporting of assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the market rate of exchange prevailing on that date. The registered equity capital denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. All translation adjustments resulting from the translation of the financial statements into the reporting currency (“US Dollars”) are dealt with as a separate component within shareholders’ equity. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated above, or at all.

Cash and Cash Equivalents and Restricted Cash

For statements of cash flow purposes, the Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

Restricted cash refers to the cash balance held by bank as deposit for Letters of Credit. The Company has restricted cash of RMB333 (US$51) and RMB1,314 (US$199) as of March 31, 2011 and December 31, 2010, respectively.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount after deduction of trade discounts, if any, and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on historical write-off experience, customer specific facts and economic conditions.

The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. All other balances are reviewed on a pooled basis by aging of such balances.

Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

The Company has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(unaudited)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 7 to 60 days from the date of billing. Normally, the Company does not obtain collateral from customers.

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the average-weighted cost method. Cost of work in progress and finished goods comprises of direct material, direct production cost and an allocated portion of production overheads based on normal operating capacity. Any inventory markdown is classified in the income statement as a component of cost of goods sold.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment. Depreciation on property, plant and equipment is calculated on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets. They are as follows:

Years
Buildings and improvements	25 - 30
Plant and equipment	10 - 15
Computer equipment	5
Furniture and fixtures	5
Motor vehicles	5

Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of the inventory, and expensed to cost of goods sold when inventory is sold. Depreciation related to abnormal amounts from idle capacity is charged to cost of goods sold for the period incurred.

Construction in progress represents capital expenditures in respect to the new BOPET production line. No depreciation is provided in respect to construction in progress.

Lease Prepayments

Lease prepayments represent the costs of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of rights of 30 years. The current portion of lease prepayments has been included in prepayments and other receivables in the balance sheet.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(unaudited)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill is not amortized but is tested for impairment annually, or more frequently when circumstances indicate a possible impairment may exist. Impairment testing is performed at a reporting unit level. An impairment loss generally would be recognized when the carrying amount of the reporting unit exceeds the fair value of the reporting unit, with the fair value of the reporting unit determined using a discounted cash flow (“DCF”) analysis. A number of significant assumptions and estimates are involved in the application of the DCF analysis to forecast operating cash flows, including the discount rate, the internal rate of return, and projections of realizations and costs to produce. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated.

Impairment of Long-lived Asset

Long-lived assets, other than goodwill, including property, plant, and equipment and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount in which the carrying amount of the asset exceeds the fair value of the asset.

Revenue Recognition

Sales of plastic films are reported, net of value added taxes (“VAT”), sales returns, and trade discounts. The standard terms and conditions under which the Company generally delivers allow a customer the right to return product for refund only if the product does not conform to product specifications; the non-conforming product is identified by the customer; and the customer rejects the non-conforming product and notifies the Company within 30 days of receipt for both PRC and overseas customers. The Company recognizes revenue when products are delivered and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

In the PRC, VAT of 17% on the invoice amount is collected in respect to the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Company; instead, the amount is recorded as a liability on the consolidated balance sheet until such VAT is paid to the authorities.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(unaudited)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Government Grants

Government grants are recognized in the consolidated balance sheet initially as deferred income when they have been received. Grants that compensate the Company for expenses incurred are recognized as a reduction of expenses in the consolidated statement of income in the same period in which the related expenses are incurred.

Retirement and Other Post-retirement Benefits

Contributions to retirement schemes (which are defined as contribution plans) are charged to expense as and when the related employee service is provided.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings Per Share

Basic earnings per share is computed by dividing net earnings by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net earnings by the weighted average number of ordinary and dilutive potential ordinary shares outstanding during the year. Diluted potential ordinary shares consist of shares issuable pursuant to the Company’s stock option plan.

Share-Based Payments

The Company accounts for share based payments under the modified-prospective transition method, which requires companies to measure and recognize the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value.

Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, including among others, product liability.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(unaudited)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including past history and the specifics of each matter. As the Company has not become aware of any product liability claim since operations commenced, the Company has not recognized a liability for any product liability claims.

Recently Issued Accounting Standards

Business Combinations:   In December 2010, the FASB issued amended guidance related to Business Combinations. The amendments affect any public entity that enters into business combinations that are material on an individual or aggregate basis. The amendments specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The Company will assess the impact of these amendments on its consolidated financial statements if and when an acquisition occurs.

Intangibles-Goodwill and Other:   In December 2010, the FASB issued amended guidance related to Intangibles-Goodwill and Other. The amendments modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that impairment may exist. The qualitative factors are consistent with the existing guidance and examples, which require that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The Company does not believe that this guidance will have a material impact on its consolidated financial statements.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(unaudited)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsequent Events:  The FASB has issued amended guidance for subsequent events. The amendment removes the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP. The FASB also clarified that if the financial statements have been revised, then an entity that is not an SEC filer should disclose both the date that the financial statements were issued or available to be issued and the date the revised financial statements were issued or available to be issued. The FASB believes these amendments remove potential conflicts with the SEC's literature. All of the amendments were effective upon issuance (February 24, 2010). The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

Fair Value Measurements:  In January 2010, the FASB issued amended guidance for Fair Value Measurements and Disclosures. This update requires some new disclosures and clarifies existing disclosure requirements about fair value measurement. The FASB's objective is to improve these disclosures and, thus, increase the transparency in financial reporting. Specifically, this update requires that a reporting entity disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and in the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity should present separately information about purchases, sales, issuances, and settlements. In addition, this update clarifies the requirements of existing disclosures. For purposes of reporting fair value measurement for each class of assets and liabilities, a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities; and a reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This update was adopted on January 1, 2010, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early application is permitted. The Company does not believe that this guidance will have a material impact on its consolidated financial statements.

Receivables: In July 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-20, “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.” ASU No. 2010-20 amends the guidance with ASC Topic 310, “Receivables” to facilitate financial statement users’ evaluation of (1) the nature of credit risk inherent in the entity’s portfolio of financing receivables; (2) how that risk is analyzed and assessed in arriving at the allowance for credit losses; and (3) the changes and reasons for those changes in the allowance for credit losses. The amendments in ASU No. 2010-20 also require an entity to provide additional disclosures such as a rollforward schedule of the allowance for credit losses on a portfolio segment basis, credit quality indicators of financing receivables and the aging of past due financing receivables. The Company is required to adopt ASU No. 2010-20 as of December 15, 2010. The Company does not believe that this will have a material impact on its consolidated financial statements.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(unaudited)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Reclassifications

For comparative purposes, the prior year’s consolidated financial statements have been reclassified to conform with reporting classifications of the current year periods.

NOTE 3 - ACCOUNTS RECEIVABLES

Accounts receivables as of March 31, 2011 and December 31, 2010, consist of the following:

	March 31, 2011		December 31, 2010
	RMB	US$	RMB

Accounts receivable	22,083	3,366	7,097
Less: Allowance for doubtful accounts	(2,161)	(329)	(2,140)
	19,922	3,037	4,957
Bills receivable	13,441	2,049	20,525

	33,363	5,086	25,482

Bill receivables are bank’s acceptance bills, which are guaranteed by bank.

NOTE 4-INVENTORIES

Inventories as of March 31, 2011 and December 31, 2010 consist of the following:

	March 31, 2011		December 31, 2010
	RMB	US$	RMB

Raw materials	20,657	3,149	25,254
Work-in-progress	1,828	279	1,419
Finished goods	31,415	4,789	27,634
Consumables and spare parts	735	112	849
Inventory—impairment	(2,578)	(393)	(2,578)

	52,056	7,935	52,577

 FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(unaudited)

NOTE 5-PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	March 31, 2011		December 31, 2010
	RMB	US$	RMB

Buildings	44,633	6,804	44,398
Plant and equipment	418,473	63,791	417,696
Computer equipment	1,619	247	1,602
Furniture and fixtures	7,660	1,168	6,958
Motor vehicles	2,127	324	1,906
	474,513	72,333	472,561
Less: accumulated depreciation	(196,804)	(30,000)	(187,670)
	277,708	42,333	284,891

Total depreciation for the three-month periods ended March 31, 2011 and 2010 was RMB8,917 (US$1,359) and RMB9,707 (US$1,422), respectively.

NOTE 6 - CONSTRUCTION IN PROGRESS

Construction-in-progress represents capital expenditure in respect to the BOPET production line. Construction in progress was RMB175,669 (US$26,778) ended March 31, 2011, and RMB197,193 (US$29,824) ended December 31, 2010, respectively.

NOTE 7 - LEASE PREPAYMENTS

Lease prepayments represent the costs of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of rights of 30 years. The current portion of lease prepayments has been included in prepayments and other receivables in the balance sheet.

As of March 31, 2011 and December 31, 2010, lease prepayments consist of the following:

	March 31, 2011		December 31, 2010
	RMB	US$	RMB
Lease prepayment - current	454	69	454
Lease prepayment - non current	20,440	3,116	20,570
	20,894	3,185	21,024

Amortization of land use rights for the three months ended March 31, 2011 and 2010 was RMB113 (US$17) and RMB113 (US$17), respectively.

Amortization expenses for the next five years after March 31, 2011 are as follows:

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(unaudited)

NOTE 7 - LEASE PREPAYMENTS (continued)

	RMB	US$
1 year after	454	69
2 years after	454	69
3 years after	454	69
4 years after	454	69
5 years after	454	69
Thereafter	18,624	2,839

NOTE 8 – LONG-TERM DEPOSIT

On January 20, 2008, Shandong Fuwei signed a “Letter of Intent of Joyinn Capital Increase and Share Expansion” (“LOI”) with Joyinn Hotel Investment & Management Co., Ltd. (“Joyinn”) and the Shareholder of Joyinn. Joyinn is a legal company of limited liability that registered on May 19, 2006 in Beijing, with registered capital of RMB50,000.

According to the LOI, Shandong Fuwei deposited RMB26,000 (half of the would-be added register capital of RMB52,000), to Joyinn as the prepayment as of June 30, 2008. The prepayment to Joyinn will be regarded as investment payment after all parties enter into the final capital increase and shares expansion agreement during the effective term of this LOI. A share pledging agreement was entered into subsequently on April 9, 2008 between Shandong Fuwei and Shandong Xinmeng Investment Co., Ltd (“Pledger”), which holds 97.6% shares of Joyinn. The Pledger agreed to pledge its 52% interest in Joyinn, as a guarantee to the prepayment on the newly increased register capital made by Shandong Fuwei to Joyinn. Based on the mutual supplementary agreement signed in June 2008, the prepayment was decreased by RMB5,000 and returned to the Company on June 18, 2008.

On June 30, 2009, Shandong Fuwei and the Pledger, the major shareholder of Joyinn, agreed that the Pledger would pledge another 19% of its interest in Joyinn in addition to the previous pledge of 52% interest in Joyinn as a guarantee to the prepayment on the newly increased register capital made by Shandong Fuwei to Joyinn. As a result, the Pledger’s percentage of pledged interest in Joyinn increased from 52% to 71%.

On July 14, 2009, Shandong Fuwei and Joyinn entered into a Supplementary Agreement of Letter of Intent of Joyinn Capital Increase and Share Expansion (“Supplementary Agreement”) which extended the duration of former agreement to two (2) years that is, Shandong Fuwei has the option to determine whether to continue or withdraw the investment prior to January 14, 2010, the expiration date of the Supplementary Agreement.

Upon the expiration of the Supplementary Agreement on January 14, 2010, Shandong Fuwei and the Pledger entered into an agreement pursuant to which the Pledger agreed to transfer a 71% interest in Joyinn to Shandong Fuwei. The transaction shall be subject to the approval from the board of directors and shareholder meeting of Joyinn. In the year ended December 31, 2010, the Company impaired the deposit amount by RMB 4,240 (US$641). The impairment was determined based on an independent appraisal study. As of March 31, 2011, the total amount of the deposit was RMB16,760 (US$2,555).

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(unaudited)

NOTE 9 - SHORT-TERM AND LONG-TERM BANK LOANS
	Interest rate	March 31, 2011		December 31, 2010
Lender	per annum	RMB	US$	RMB
Bank of Communications Co., Ltd.
- June 8, 2010 to June 7, 2011	6.666%	60,000	9,147	67,000
- June 7, 2010 to June 6, 2011	6.666%	70,000	10,671	70,000

Bank of Weifang
- December 2, 2008 to December 2, 2011	0.00%	5,000	762	5,000
- January 16, 2009 to January 12, 2012	0.00%	10,000	1,524	10,000
- January 13, 2010 to January 12, 2012	0.00%	10,000	1,524	10,000

Weifang Dongfang State-owned Assets Management Co., Ltd.
- October 19, 2009 to October 18, 2017	5.94%	10,000	1,524	10,000
		165,000	25,152	172,000

Less: short-term borrowings		155,000	23,628	142,000
Long-term loan		10,000	1,524	30,000

Notes:

The Company has entered into several loan agreements with commercial banks with terms ranging from one year to eight years to finance its working capital, R&D investment and construction. The weighted average interest rate of short-term bank loans outstanding as of March 31, 2011 and December 31, 2010 was 6.57% per annum.

The principal amounts of the above short-term borrowings are repayable at the end of the loan period, and are secured by property, plant and equipment, and lease prepayments.

The Company obtained two short-term borrowings from Bank of Communications Co., Ltd. on June 7, 2010 and June 8, 2010 for RMB70,000 (US$10,671) maturing on June 6, 2011, and for RMB67,000 (US$10,213) maturing on June 7, 2011, respectively. In January 2011, the Company made a partial payment of RMB7,000 (US$1,067) towards the RMB67,000 short-term loan. The annual interest rate is up by 10% compared with the fixed benchmark interest rate of 6.06% announced by the People’s Bank of China. As of March 31, 2011, the effective interest rate is 6.67%.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(unaudited)

NOTE 9—SHORT-TERM AND LONG-TERM BANK LOANS (continued)

The Company entered into three interest free loan agreements with Bank of Weifang (formerly known as Weifang City Commercial Bank) for the amount of (i) RMB10,000 (US$1,524), effective on January 13, 2010, with a maturity date of January 12, 2012; (ii) RMB10,000 (US$1,524), effective on January 16, 2009, with a maturity date of January 12, 2012; and (iii) RMB 5,000 (US$762), effective on December 2, 2008, with a maturity date of December 2, 2011. As of March 31, 2011, three interest free long-term loans for a total amount of RMB25,000 have been reclassified to short-term bank loans.

On November 20, 2009, the Company signed a long-term loan agreement of RMB10,000 (US$1,524) with Weifang Dongfang State-owned Assets Management Co., Ltd., with an eight-year loan term, which became effective on October 19, 2009 and will expire on October 18, 2017. From 2015 to 2016, the Company will make principal installment payments of RMB3,350 (US$511) per year with the remaining principal balance of RMB3,300 (US$503) due in 2017. The annual interest rate is 5.94%. The loan is guaranteed by Shandong Deqin Investment& Guarantee Co., Ltd. and is used for the Company's projects.

Long-term bank loans maturity for the next five years after March 31, 2011 are as follows:

	RMB	US$
1 year after	-	-
2 years after	-	-
3 years after	-	-
4 years after	-	-
5 years after	10,000	1,524

NOTE 10-INCOME TAX

The Company is registered in Cayman Islands and has operations primarily in two tax jurisdictions, the PRC and Cayman Islands.

The provision for income taxes consists of the following for the three-month periods ended March 31, 2011 and 2010:

	March 31, 2011		March 31, 2010
	RMB	US$	RMB
Cayman Islands current income tax expense (benefit)	-	-	-

PRC current income expense	4,130	630	-
Deferred tax expense (benefit)	(217)	(34)	19

Total provision for income tax	3,913	596	19

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(unaudited)

NOTE 10-INCOME TAX (continued)

The following is a reconciliation of the provision for income taxes at the respective income tax rate to the income reflected in the Statement of Operations:

	March 31, 2011	March 31, 2010
Tax expense (credit) – Cayman Islands	0%	0%
Foreign income tax – PRC	15%	15%
Tax expense at actual rate	15%	15%

Cayman Islands Tax

Under the current law of Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed.

United States Tax

The Company’s subsidiary Fuwei Films USA LLC located in South Carolina, which was established on April 23, 2009, did not record any income tax expenses due to net losses during the period ended March 31, 2011. The actual tax benefit differs from the expected tax benefit computed by applying the United States aggregate corporate tax rate of 39% to loss before income taxes as follows for the period ended March 31, 2011:

	March 31, 2011	March 31, 2010
Expected tax benefit	34%	34%
State income taxes, net of federal benefit	5%	5%
Changes in valuation allowance	(39%)	(39%)
Total	-	-

PRC Tax

Effective January 1, 2008, the new Enterprise Income Tax (“EIT”) law of the PRC replaced the existing tax laws for Domestic Enterprises (“DES”) and Foreign Invested Enterprises (“FIEs”). The new EIT rate of 25% replaced the 33% rate that was applicable to both DES and FIEs. The two-year tax exemption and three-year 50% tax reduction tax holiday for production-oriented FIEs was also eliminated as of that date. In addition, the PRC has designated a 15% tax rate for encouraged “high-tech” companies. Shandong Fuwei was designated a high-tech company in December 2008, which is effective from December 5, 2008, for a term of 3 years, and has been subject to an income tax rate of 15% pursuant to the applicable EIT law of the PRC. In 2011, the Company intends to apply for a review of the designated tax rate for Shandong Fuwei.

Income Tax Rate Reconciliation

Income tax benefit reported in the consolidated statements of income differs from the income tax expense amount computed by applying the PRC income tax rate of 15% (the statutory tax rate of the Company’s principal subsidiary) for the three months ended March 31, 2011 and 2010 for the following reasons:

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(unaudited)

NOTE 10-INCOME TAX (continued)

	March 31, 2011		March 31, 2010
	RMB	US$	RMB
Income before income taxes	27,553	4,200	283

Computed “expected” tax expense (benefit)	4,067	620	(42)
Non-taxable income	63	10	42
Tax rate differential of other tax jurisdictions	(217)	(34)	19

Actual income tax expense (benefit)	3,913	596	19

Deferred Income Taxes

Tax effects of temporary differences that give rise to significant portions of the deferred tax assets/(liabilities) as of March 31, 2011 and December 31, 2010 are presented below.

	March 31, 2011		December 31, 2010
	RMB	US$	RMB
Current
Accounts receivable	324	49	321
Other receivables	883	135	636
Inventory impairment	387	59	387
	1,594	243	1,344
Non-current
Property, plant and equipment, principally due to differences in depreciation and capitalized interest	1,728	263	1,763
Construction in progress, principally due to capitalized interest	(1,417)	(216)	(1,417)
Lease prepayments, principally due to differences in charges	(402)	(61)	(404)
	(91)	(14)	(58)

Net deferred income tax assets	1,503	229	1,286

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, Shandong Fuwei will need to generate future taxable income of approximately RMB14,047 (US$2,141) prior to 2031. Shandong Fuwei was under a tax concession period from January 28, 2003 to December 31, 2007. The net income before taxation for Shandong Fuwei for the year ended December 31, 2008 was RMB21,124 (US$3,220), net loss before taxation for the year ended December 31, 2009 was RMB23,308 (US$3,553), and net income for the year ended December 31, 2010 was RMB 40,783 (US$ 6,217). Based upon the level of historical performance of Shandong Fuwei, management believes the deferred tax assets are realizable.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(unaudited)

NOTE 10-INCOME TAX (continued)

Uncertainly in Income Taxes

The Company recognizes that virtually all tax positions in the PRC are not free of some degree of uncertainty due to tax law and policy changes by the state. However, the Company cannot reasonably quantify political risk factors and thus must depend on guidance issued by current state officials.

Based on all known facts and circumstances and current tax law, the Company believes that the total amount of unrecognized tax benefits as of March 31, 2011 is not material to its results of operations, financial condition or cash flows. The Company also believes that the total amount of unrecognized tax benefits as of March 31, 2011, if recognized, would not have a material effect on its effective tax rate. The Company further believes that there are no tax positions for which it is reasonably possible, based on current Chinese tax law and policy, that the unrecognized tax benefits will significantly increase or decrease over the next 12 months producing, individually or in the aggregate, a material effect on the Company’s results of operations, financial condition or cash flows.

NOTE 11 - EARNINGS PER SHARE

The Company uses the treasury stock method to compute dilution related to outstanding stock options. Because the option price exceeded the market price for common stock as of March 31, 2011, the options were anti-dilutive and were not included when computing diluted earning per share.

Basic and diluted earnings per share was RMB1.81 (US$0.28) and RMB0.02 (US$ 0.003) for the three-month period ended March 31, 2011 and 2010, respectively.

NOTE 12 - STOCK OPTION PLAN

On December 22, 2006, the Company granted 187,500 stock options to Maxim Group LLC as part of the compensation for the provision of services relating to the initial public offering, or IPO, of the Company. The stock options are exercisable at an exercise price equal to US$10.35 per ordinary share and expire on December 22, 2011. The stock options and ordinary shares underlying the stock options may not be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective disposition thereof by any person for a period of six months from the effective date.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(unaudited)

NOTE 12 - STOCK OPTION PLAN (continued)

The fair value of each option award is estimated on the date of grant using the Black-Scholes pricing model based on the following assumptions:

Fair value of shares on measurement date	US$ 8.28 per share
Expected volatility	57.26
Expected dividends	0.00
Expected term (in years)	5
Risk-free rate	4.56

The fair value of the Company’s shares was estimated based on the IPO price of US$8.28 per share. The expected volatility is estimated by reference to the historical volatility of comparable companies listed on the Nasdaq Global Market. The risk-free rate for periods within the contractual life of the options is based on the U.S. government bond in effect at the time of grant. Expected dividend yields are based on historical dividends. Changes in these subjective input assumptions could materially affect the fair value estimates.

The Company recognized share-based compensation expenses of RMB5,643 for the year ended December 31, 2006, as listing expense deducted from IPO proceeds and recorded in additional paid-in capital. As of March 31, 2011, there was no unrecognized compensation costs related to unvested stock options.

The following is a summary of the stock option activity:

	Options outstanding	Weighted Average Exercise Price	Aggregate Intrinsic Value
Outstanding, December 31, 2010	187,500	$10.35	-
Granted	-	-	-
Forfeited	-	-	-
Exercised	-	-	-
Outstanding, March 31, 2011	187,500	$10.35	-

The following is a summary of the status of options outstanding on March 31, 2011:

Outstanding Options			Exercisable Options
Exercise Price	Number	Average Remaining Contractual Life	Average Exercise Price	Number	Average Exercise Price
$10.35	187,500	0.75	$10.35	187,500	$10.35

NOTE 13 – CONTINGENCIES

Class Action

On October 19, 2007, the Company became aware that a class action lawsuit had been filed in the United States District Court for the Southern District of New York, on behalf of all persons who purchased the Company’s stock from the date of the Company’s IPO on December 19, 2006 through October 16, 2007. The complaint alleged that the Company and certain of its present and former officers, directors, and shareholders violated the Securities Act of 1933.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(unaudited)

NOTE 13 – CONTINGENCIES (continued)

On November 21, 2007, the Company was given notice that a second class action lawsuit had been filed in the United States District Court for the Southern District of New York, commenced on behalf of all persons who purchased the Company’s stock pursuant or traceable to the Registration Statement and Prospectus issued in connection with the Company’s IPO, during the period from December 19, 2006 through November 12, 2007. The complaint alleged that the Company, its underwriters, and certain of its executives violated Sections 11, 12(a)(2), and 15 of the Securities Act of 1933. The complaint also alleged the defendants by misrepresenting or omitting material information regarding the Company and its business operations.

On January 24, 2008, the Court consolidated into a single action the putative securities class actions pending against the Company and certain of its officers, directors, and shareholders. The Court appointed Ninyat Tonyaz as lead plaintiff, appointed the Rosen Law Firm, P.A. as lead counsel, and granted plaintiffs leave to file a consolidated amended class action complaint.  The consolidated action is styled, In re Fuwei Films Securities Litigation, Case No. 07-CV-9416 (RJS).

On March 14, 2008, plaintiffs filed a consolidated amended class action complaint (the "Amended Complaint") naming as defendants the Company, Xiaoan He, Mark Stulga, Jun Yin, Tongju Zhou, Duo Wang, and the Company's IPO underwriters (the “Underwriter Defendants”) — Maxim Group LLC, WR Hambrecht + Co., and Chardan Capital Markets, LLC.  The Amended Complaint asserts claims for violation of Sections 11, 12(a)(2), and 15 of the Securities Act of 1933. The Company, Messrs. He and Stulga, and the Underwriter Defendants were served with the Amended Complaint and, as described below, moved to dismiss the claims asserted against them.

On November 3, 2008, Plaintiffs filed proofs of service with the Court, indicating that Messrs. Yin, Wang, and Zhou had been served with the Amended Complaint on or about August 14, 2008, and that they had 90 days after such date to serve an answer to the Amended Complaint or a motion pursuant to Rule 12 of the Federal Rules of Civil Procedure.

By letter dated March 17, 2009, Plaintiffs apprised the Court of Fuwei’s March 10, 2009 Press Release disclosing the initial verdict against Messrs. Yin, Wang, and Zhou, and requested that the Court take judicial notice of this press release in adjudicating the pending motions to dismiss.

By the Court’s Memorandum and Order dated July 10, 2009, the motions to dismiss of the Company, Messrs. He and Stulga, and the Underwriter Defendants were granted in part and denied in part. In ruling on the motion to dismiss, the Court was required to assume that the facts alleged by the plaintiffs are true and to draw all reasonable inferences in the plaintiffs’ favor.  Applying that standard, the motions to dismiss of the defendants were granted in part and denied in part by the court. The Court dismissed plaintiffs’ claims to the extent they were based upon Fuwei’s alleged failure to disclose the DMT arbitration proceeding.  The Court also dismissed certain of plaintiffs’ claims to the extent they were brought on behalf of shareholders who did not purchase their shares directly in the IPO.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(unaudited)

NOTE 13 – CONTINGENCIES (continued)

The Court sustained plaintiffs’ remaining claims. However, the Court noted that defendants may be able to assert affirmative defenses provided by the federal securities laws in a motion for summary judgment, which could resolve the case before trial.

On September 9, 2009, the Company and Messrs. He and Stulga filed their answer to the Amended Complaint. On October 2, 2009, the Court entered a case management plan and scheduling order, which set deadlines relating to pre-trial discovery, mediation, and dispositive motions. Discovery thereafter proceeded.

On March 26, 2010, Fuwei, Messrs. He and Stulga, the Underwriter Defendants, and Plaintiffs, through their respective attorneys, engaged in a mediation aimed at resolving the litigation. On June 24, 2010, the parties reached a settlement in principle.

On September 16, 2010, subject to the Court’s approval, Plaintiffs agreed to accept US$2.15 million in full and final settlement of all claims they have or may have against the Company, certain of its present and former officers, directors, and shareholders, and the underwriters.  Fuwei agreed to contribute US$1.0 million towards the settlement.  The signed settlement agreement was submitted to the Court for its preliminary approval.  On January 4, 2011, the Court preliminarily approved the settlement, directed that notice be given to the class, and set a fairness hearing for April 27, 2011.

In accordance with the settlement agreement, the Company deposited US$0.8 million into the Securities Litigation Settlement Fund account in January 2011, and will deposit the remaining US$0.2 million in accordance with the terms of the settlement agreement.

On April 27, 2011, the Court approved the settlement of the class action at the fairness hearing and dismissed the action with prejudice. Pursuant to the terms of the settlement agreement, the Company has paid the remaining US$0.2 million into the Securities Litigation Settlement Fund Account.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(unaudited)

NOTE 14 – OTHER EVENTS

Shandong Fuwei and Lindauer Dornier GmbH, a German equipment supplier, entered into a renewed BOPET equipment purchase contract on March 30, 2011, to purchase equipment for its thick film BOPET production line. The products of the new production line, with a designed annual capacity of 23,000 metric tons and thickness ranging from 38 to 250µm, will be widely used in electronics, electrical and solar energy industries, including TFT-LCD. Pursuant to the terms of the contract, the total purchase price is €16.45 million Euros with a delivery date of June 2, 2012 to July 14, 2012.

NOTE 15 - MAJOR CUSTOMERS AND VENDORS

There were no major customers who accounted over 10% of the total net revenue for the three-month periods ended March 31, 2011 and 2010.

One vendor provided approximately 49.4% of the Company’s raw materials for the three months ended March 31, 2011. The Company had RMB1,370 (US$209) advance to the vendor as of March 31, 2011. Two vendors provided approximately 56.3% of the Company’s raw materials for the three months ended March 31, 2010 with each vendor accounting for about 47.4% and 8.9%, respectively. The Company had RMB 1,543 (US$226) to the vendors as of March 31, 2010.

NOTE 16 –SUBSEQUENT EVENT

The Company received a letter dated April 13, 2011 (the “Letter”) from The Nasdaq Stock Market (“NASDAQ”) indicating that the Company’s ordinary shares are subject to delisting based on the determination by NASDAQ that continued listing is no longer warranted under NASDAQ Rule 5101 and would be inconsistent with the public interest. This decision was based principally upon the fact that the Company’s three controlling shareholders were convicted of crimes in the People's Republic of China several years ago, the timing of the confiscation of their shares by the PRC government is uncertain, and uncertainties concerning the stock ownership of the Company, its future management composition and the direction of its future operations. The Company has appealed the Staff’s determination to the Nasdaq Listing Qualifications Panel. The suspension and delisting of the Company’s ordinary shares have accordingly been stayed pending the Panel’s decision. The hearing is scheduled at 11:30 am May 26, 2011 in Washington D.C.

On May 5, 2011, the Company received notification from Weifang State-Owned Assets Operation Administration Company (“Administration Company”), that the former controlling shareholders of the Company, Messrs. Jun Yin, Duo Wang and Tongju Zhou had transferred their entire ownership in several intermediate holding companies to the Administration Company, Ms. Qing Liu and Mr. Zhixin Han. As a result of the transfers, and based on the information provided by the Administration Company, the Company believes that 52.9% of its outstanding ordinary shares are controlled indirectly by the Administration Company and 12.55% of its outstanding ordinary shares are jointly controlled indirectly by Ms. Liu and Mr. Han.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References to "dollars" and "US$" are to United States Dollars. References to "we", "us", the "Company" or "Fuwei" include Fuwei Films (Holdings) Co., Ltd. and its subsidiaries, except where the context requires otherwise.

Since the second half of 2010, the demand for BOPET films in both domestic and foreign markets has gradually increased to exceed available supply, which resulted in significant increases in the market prices for our products. In 2011, the market prices have started to gradually decline, largely attributable to an increase in new capacity at domestic BOPET producers and a decrease in volume of Chinese products sold in overseas markets. Meanwhile, the price of the raw materials has reached its highest level. In March 2011, the settlement price of raw materials increased approximately 22% compared to that at the end of 2010. We still had sufficient orders in the specialty films area and in overseas markets, resulting in our gross profit in the first quarter of 2011 being significantly higher than the same period of the previous year.

With the decrease in overseas demand, we are challenged with more competitors whose capacities are enhanced in the domestic BOPET films markets. And the competition in global BOPET industry will be even more intense in 2011. Additionally, as noted above, the price of raw materials has continued to be high which has adversely affected our sales and profitability. In the event that we are unable to compete successfully or retain effective control over the pricing of our products, our profit margins will decrease.

Additionally, some countries such as the United States of America are currently resorting to trade protection against Chinese manufacturers, using anti-dumping investigations and imposing anti-dumping duties, which also adversely affect our exports to those countries.

Results of operations for the three-month period ended March 31, 2011 compared to March 31, 2010

The table below sets forth certain line items from our Statement of Income as a percentage of revenue:

	Three-Month Period Ended	Three-Month Period Ended
	March 31, 2011	March 31, 2010
	(as % of Revenue)
Gross profit	25.9	14.4
Operating expenses	(9.0)	(12.4)
Operating income	16.9	2.1
Other expense	(1.1)	(1.8)
Income tax expense	(2.2)	0.0
Net income	13.6	0.3

Revenue

Net sales during the first quarter ended March 31, 2011 were RMB174.2 million (US$26.5 million), compared to RMB 88.5 million (US$13.0 million) during the same period in 2010, representing a 96.9% increase. The significant increase in sales was mainly due to a significant increase in average unit sales prices.

The sales of specialty films during the first quarter ended March 31, 2011 were RMB39.9 million (US$6.1 million), reflected 22.9% of total net sales as compared to 9.6% in the same period of 2010, an increase of 13.3%, compared to the same period last year. The increased sales of specialty films were largely attributed to the increase in demand for high value-added BOPET films following recovery from the global financial crisis.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Three-Month Period Ended March 31, 2011		% of Total	Three-Month Period Ended March 31, 2010	% of Total
	RMB	US$		RMB
Printing film	13,464	2,052	7.7%	9,286	10.5%
Stamping film	101,100	15,411	58.1%	57,683	65.2%
Metallization film	11,141	1,698	6.4%	7,705	8.7%
Specialty film	39,903	6,083	22.9%	8,532	9.6%
Base film for other application	8,546	1,303	4.9%	5,250	5.9%

	174,154	26,547	100.0%	88,455	100.0%

Overseas sales during the first quarter ended March 31, 2011 were RMB64.8 million (US$9.9 million), which accounted for 33.4% of our total net revenues, as compared with RMB 11.3 million (US$1.7 million) and 12.8 % in the same period in 2010, which was 471.8% higher than the same period last year. The increase in overseas sales was mainly due to increased sales price as well as the recovery of overseas demand, especially the increase of demand in Europe, North America, and South Korea.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

				Three-Month Period
	Three-Month Period Ended			Ended
	March 31, 2011			March 31, 2010
	RMB	US$	% of Total	RMB	% of Total
Sales in China	109,367	16,672	66.6%	77,125	87.2%
Sales in other countries	64,787	9,876	33.4%	11,331	12.8%

	174,154	26,547	100.0%	88,455	100.0%

Cost of Goods Sold

Our cost of goods sold comprises mainly of material costs, factory overhead, power, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:
	March 31, 2011	March 31, 2010
	% of total	% of total
Materials costs	82.5%	76.5%
Factory overhead	8.0%	11.3%
Energy expense	5.9%	7.9%
Packaging materials	2.4%	3.0%
Direct labor	1.2%	1.3%

Cost of goods sold during the first quarter ended March 31, 2011 was RMB129.0 million (US$19.7 million) as compared to RMB 75.7 million (US$11.1 million) for the same period in the prior year. This was 70.5% higher than the same period in 2010, mainly due to the significant increase of purchase prices of raw materials in the first quarter ended March 31, 2011 compared to the same period in 2010.

Gross Profit

Our gross profit was RMB45.1 million (US$6.9 million) for the first quarter ended March 31, 2011, representing a gross margin of 25.9%, as compared to a gross margin of 14.4% from the same period in 2010, an increase of 11.5%. This was mainly due to a significant increase in average sales price of our products during the first quarter ended March 31, 2011 compared with the same period in 2010.

Operating expenses

Operating expenses for the first quarter ended March 31, 2011 were RMB15.7 million (US$2.4 million), RMB4.8 million (US$0.7 million) or 44.0% higher than the same period in 2010. This increase was mainly due to increased R&D expense and freight costs associated with overseas sales.

Interest Expense

Interest expense totaled RMB2.3 million (US$0.4 million) during the first quarter ended March 31, 2011, RMB 0.7 million (US$0.1 million) higher than the same period of 2010. The increase was mainly due to the increased interest rate of bank loans.

Other Expense

Other expenses during the first quarter ended March 31, 2011 were RMB1.9 million (US$0.3 million), RMB0.3 million higher than the same period in 2010, primarily due to the increase in interest expense.

Income Tax Expense

During the first quarter ended March 31, 2011, the Company recorded an income tax expense of RMB3.9 million (US$0.6 million) compared to RMB19,000 (US$ 3,000) in the same period in 2010. This increase was mainly due to higher operating income in the first quarter of 2011 than the same period in 2010.

Net Income

Net income during the first quarter ended March 31, 2011 was RMB23.6 million (US$3.6 million) compared to net income of RMB0.3 million (US$ 0.04 million) during the same period in 2010, representing an increase of RMB23.3 million (US$3.6 million) from the same period in 2010. The increase was mainly due to the increase of gross margin.

Liquidity and Capital Resources

Since inception, our sources of cash were mainly from cash generated from our operations and borrowings from financial institutions and capital contributed by our shareholders.

From January 1, 2010 to March 31, 2011, our capital expenditures have been primarily from cash generated from our operations and borrowings from financial institutions. The interest rates of borrowings from financial institutions during the periods from first quarter of 2010 to the first quarter of 2011 ranged from 0% to 6.67%.

We obtained two short-term loans from Bank of Communications Co., Ltd. on June 7, 2010 and June 8, 2010 for RMB70.0 million (US$10.7 million) maturing on June 6, 2011, and for RMB67.0 million (US$10.2 million) maturing on June 7, 2011, respectively. In January 2011, we made a partial payment of RMB7.0 million (US$1.0 million) towards the RMB67.0 million short-term loan. The annual interest rate is up by 10% compared with the fixed benchmark interest rate 6.06% announced by the People’s Bank of China. As of March 31, 2011, the effective interest rate was 6.67%.

We entered into three interest free loan agreements with Bank of Weifang (formerly known as Weifang City Commercial Bank) for the amount of (i) RMB10.0 million (US$1.5 million), effective on January 13, 2010, with a maturity date of January 12, 2012; (ii) RMB10.0 million (US$1.5 million), effective on January 16, 2009, with a maturity date of January 12, 2012; and (iii) RMB 5.0 million (US$0.8 million), effective on December 2, 2008, with a maturity date of December 2, 2011. As of March 31, 2011, three interest free long-term loans for a total amount of RMB25.0 million (US$ 3.8 million) have been reclassified to short-term loans.

On November 20, 2009, we signed a long-term loan agreement of RMB10.0 million (US$1.5 million) with Weifang Dongfang State-owned Assets Management Co., Ltd., with an eight-year loan term, which became effective on October 19, 2009 and will expire on October 18, 2017. From 2015 to 2016, we will make principal installment payments of RMB3.35 million (US$0.5 million) per year with the remaining principal balance of RMB3.3 million (US$0.5 million) due in 2017. The annual interest rate is 5.94%. The loan is guaranteed by Shandong Deqin Investment& Guarantee Co., Ltd. and is used for the Company's projects.

We believe that, after taking into consideration our present banking facilities, existing cash and the expected cash flows to be generated from our operations, we have adequate sources of liquidity to meet our short-term obligations and our working capital.

Operating Activities

Net cash flows used in operating activities for the three months ended March 31, 2011 were RMB0.5 million (US$0.1 million) compared to net cash flows provided by operating activities of RMB6.6 million (US$ 1.0 million) for the three months ended March 31, 2010, which was a decrease of RMB7.1 million (US$1.1 million). This decrease in cash flows from operating activities was attributable primarily to increased accounts receivables and decrease of advances from customers.

Working Capital

As of March 31, 2011 and December 31, 2010, we had working capital of RMB77.4 million (US$11.8 million) and RMB47.5 million (US$7.2 million), respectively. Working capital increased RMB29.9 million (US$4.6 million), or 9.6% compared to the same period in the prior year. We have short-term bank loans RMB 155.0 million (US$23.6 million) in the short-term current liability.  We have entered into negotiations with our lenders to extend the maturity date of most of short-term bank loans. We will repay RMB5.0 million (US$0.8 million) of short-term loans at maturity date on December 2, 2010 and RMB20.0 million (US$3.0 million) at maturity date on January 12, 2011, respectively.

We anticipate that we will have adequate working capital in the foreseeable future. However, we may wish to borrow additional capital or sell our common stock for financing in the expanded business.

Contractual Obligations

The following table is a summary of our contractual obligations as of March 31, 2011 (in thousands RMB):

	Payments due by period
		Less than	1-3	3-5	More than
Contractual obligations	Total	1 year	years	years	5 years

Rental obligations	104	104	-	-	-
Purchase obligations	134,830	134,830	-	-	-

Total	134,934	134,934	-	-	-

Exhibit Index

Exhibit No.	Description
* 4.1	Contract between Fuwei Films (Shandong) Co. Ltd. and Lindauer Dornier GmbH, dated March 30, 2011.

99.1	Press Release dated May 10, 2011.

*	Certain portions of this Exhibit have been omitted based upon a request for confidential treatment and the omitted portions have been seperately filed with the Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Xiaoan He
Name: Xiaoan He
Title: Chairman and Chief Executive Officer

Dated: May 10, 2011